================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

    [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1998


                                       OR


     [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _________________ to _________________


                        Commission file number: 001-12275


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                    Nielsen Media Research, Inc. Savings Plan


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

     Nielsen Media Research, Inc., 299 Park Avenue, New York, New York 10171


                              REQUIRED INFORMATION

         The required financial statements are attached to this report.

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Asset Management/Employee Benefits Committee of Nielsen Media Research, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN
                                         (Name of Plan)


                                       By: /s/ STUART J. GOLDSHEIN
                                           ------------------------------------
                                               Stuart J. Goldshein
                                               Vice President & Controller


Date: June 29, 1999

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

INDEX

DECEMBER 31, 1998


                                                                                             PAGE(S)
                                                                                             -------
Report of Independent Accountants ...................................................           2

Financial Statements:
  Statement of Net Assets Available for Benefits, with Fund Information
    as of December 31, 1998 .........................................................           3

  Statement of Net Assets Available for Benefits, with Fund Information
    as of December 31, 1997 .........................................................           4

  Statement of Changes in Net Assets Available for Benefits, with Fund Information
    for the year ended December 31, 1998 ............................................           5

  Notes to Financial Statements .....................................................          6-10

Supplemental Schedules:
  Item 27a - Schedule of Assets Held for Investment Purposes ........................          11

  Item 27d - (Part I) Schedule of Reportable Individual Transactions by Issue .......          12

  Item 27d - (Part II) Schedule of Reportable Cumulative Transactions by Issue ......          13

Consent of Independent Accountants ..................................................          14


REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Nielsen Media Research, Inc. Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nielsen Media Research, Inc. Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP

June 24, 1999

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

Statement of Net Assets Available for Benefits, with Fund Information

As of December 31, 1998
(Dollars in thousands)
                                                                                 IMS
                                                      Nielsen Media             Health       Small     Inter-
                                            S&P 500   Research, Inc. Special    Legacy      Company   national
                                            Equity       Common       Fixed     Common      Equity     Equity    Balanced
                                             Index       Stock       Income     Stock        Index     Index      Index      Loan
                                   Total     Fund        Fund*        Fund       Fund        Fund       Fund       Fund      Fund
                                 --------   -------  -------------  --------   ---------   ---------  --------   --------  --------
           Assets

Investments at fair value        $89,613    $43,076      $2,422      $23,923    $7,953      $4,010     $2,493     $3,178    $2,558

Interfund receivable/(payable)        --        (11)       (357)         476      (314)        162         44         --        --

Loan and interest receivable/
  (payable)                           20        (13)          7          (15)      (14)         --          1          1        53

Receivables:
  Members contributions              502        244          56          117        --          42         17         26        --

  Company contributions              115         52          17           31        (1)          8          3          5        --
                                 -------    -------      ------      -------    --------    ------     ------     ------    ------
    Net assets available for
      benefits                   $90,250    $43,348      $2,145      $24,532    $7,624      $4,222     $2,558     $3,210    $2,611
                                 =======    =======      ======      =======    ========    ======     ======     ======    ======

 ----------
 * Formerly known as the Cognizant Common Stock Fund


The accompanying notes are an integral part of these financial statements.

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

Statement of Net Assets Available for Benefits, with Fund Information

As of December 31, 1997
(Dollars in thousands)

                                                                                           Small      Inter-
                                               S&P 500  Cognizant   Special     Dun &     Company    national
                                               Equity    Common      Fixed    Bradstreet   Equity     Equity    Balanced
                                                Index     Stock     Income      Legacy      Index     Index       Index      Loan
                                     Total      Fund      Fund       Fund        Fund       Fund       Fund       Fund       Fund
                                   --------   --------  ---------  ---------  ----------  --------  ----------  ----------  -------
             Assets
Investments at fair value          $138,279   $63,753     $8,392    $42,691     $3,693     $7,290     $3,368     $4,515     $4,577

Interfund receivable/(payable)           --       (22)         1      3,677     (3,693)         1         (4)        40         --

Loan and interest receivable/
  (payable)                               6        13         10        (19)        --          8         --          9        (15)

Receivables:
  Members contributions                 637       260         88        169         --         62         29         29         --

  Company contributions                 216        98         30         57         --         17          8          6         --

  Dun & Bradstreet Profit
    Participation Plan                   21        11          -         10         --         --         --         --         --
                                   --------   -------     ------    -------     ------     ------     ------     ------     ------
      Net assets available for
        benefits                   $139,159   $64,113     $8,521    $46,585     $   --     $7,378     $3,401     $4,599     $4,562
                                   ========   =======     ======    =======     ======     ======     ======     ======     ======


The accompanying notes are an integral part of these financial statements.

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information

For the year ended December 31, 1998
(Dollars in thousands)
                                                                                   IMS
                                                        Nielsen Media             Health    Small     Inter-
                                              S&P 500   Research Inc. Special     Legacy   Company   national
                                              Equity       Common      Fixed      Common   Equity     Equity     Balanced
                                               Index       Stock      Income      Stock     Index     Index        Index     Loan
                                   Total       Fund        Fund*       Fund        Fund     Fund       Fund        Fund      Fund
                                 ---------   --------  ------------- --------   --------  ---------  ---------   --------   -------
Additions to net assets
  attributed to:
  Transfers from/(to)
    other trustees               $    855    $     69    $ (6,795)   $    110    $6,791    $    56    $   551    $    73    $    --

  Investment income:
    Net appreciation               23,248      15,232       4,703          --     1,823        446        262        782         --
    Interest and dividend income    2,242           5          18       2,206         8          2          1          2         --
                                 --------    --------    --------    --------   -------    -------    -------    -------    -------
      Total investment income      25,490      15,237       4,721       2,206     1,831        448        263        784         --
                                 --------    --------    --------    --------   -------    -------    -------    -------    -------
    Interest on member loans          281          (8)         (4)         (7)       --         --         --         --        300

    Repayment of member loans          --         932         281         631        --        114         63         70     (2,091)

  Contributions:
    Members                        11,755       5,582       1,379       2,802        --        926        503        563         --
    Company, net of forfeitures     3,820       1,791         499         921       (10)       287        162        170         --
    Rollover                        1,265         545         198         133        --        159         67        163         --
                                 --------    --------    --------    --------   -------    -------    -------    -------    -------
      Total contributions          16,840       7,918       2,076       3,856       (10)     1,372        732        896         --
                                 --------    --------    --------    --------   -------    -------    -------    -------    -------
      Total additions              43,466      24,148         279       6,796     8,612      1,990      1,609      1,823     (1,791)
                                 --------    --------    --------    --------   -------    -------    -------    -------    -------
Deductions from net assets
  attributed to:
  Transfers to IMS Health
    Incorporated Savings Plan     (85,688)    (42,683)     (6,856)    (23,232)       --     (4,682)    (2,487)    (3,464)    (2,284)
  Benefits paid to members         (6,687)     (2,288)       (250)     (2,543)     (108)      (389)      (268)      (644)      (197)
  Loans to members                     --      (1,092)       (202)       (740)      (90)       (85)       (44)       (68)     2,321
                                 --------    --------    --------    --------   -------    -------    -------    -------    -------
    Total deductions              (92,375)    (46,063)     (7,308)    (26,515)     (198)    (5,156)    (2,799)    (4,176)      (160)
                                 --------    --------    --------    --------   -------    -------    -------    -------    -------

Net increase/(decrease) prior
  to interfund transfers          (48,909)    (21,915)     (7,029)    (19,719)    8,414     (3,166)    (1,190)    (2,353)    (1,951)

Interfund transfers-net                --       1,150         653      (2,334)     (790)        10        347        964         --
                                 --------    --------    --------    --------   -------    -------    -------    -------    -------
Net increase/(decrease)           (48,909)    (20,765)     (6,376)    (22,053)    7,624     (3,156)      (843)    (1,389)    (1,951)

Net assets available for
  benefits:
  Beginning of period             139,159      64,113       8,521      46,585        --      7,378      3,401      4,599      4,562
                                 --------    --------    --------    --------   -------    -------    -------    -------    -------
  End of period                  $ 90,250    $ 43,348    $  2,145    $ 24,532    $7,624    $ 4,222    $ 2,558    $ 3,210    $ 2,611
                                 ========    ========    ========    ========   =======    =======    =======    =======    =======

----------
* Formerly known as the Cognizant Common Stock Fund


The accompanying notes are an integral part of these financial statements.

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN:

   On November 1, 1996 (the "Inception Date"), the Dun & Bradstreet Corporation ("D&B") spun-off Cognizant Corporation ("Cognizant"), which included the businesses of Nielsen Media Research, Inc. (the "Company" or "Nielsen Media Research") and IMS Health Incorporated ("IMS Health"). As of the Inception Date, Cognizant adopted the Cognizant Corporation Savings Plan for the benefit of Nielsen Media Research and IMS Health employees who were members in the D&B Profit Participation Plan. On June 30, 1998, Cognizant, which is now the Company, spun off the business of IMS Health (the "Distribution"). In connection with the Distribution, the Company continued the Cognizant Corporation Savings Plan, which was renamed the Nielsen Media Research, Inc. Savings Plan (the "Plan"), for the benefit of the Nielsen Media Research employees. Assets related to investments by IMS Health employees were transferred effective July 1, 1998 to the newly established IMS Health Incorporated Savings Plan.

   GENERAL

   The Plan is a defined contribution plan available to all U.S. employees of the Company which have been designated to participate in the Plan. Full-time and regular part-time employees are eligible to participate in the Plan in the first calendar month following their first day of employment. Temporary employees who work at least 1,000 hours in their first year of employment, or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   CONTRIBUTIONS

   A member may elect to contribute 1% to 16% of compensation. A member may designate savings as before-tax savings or after-tax savings. A member who is a highly compensated employee may be limited to less than 16% on a before-tax basis due to the existence of certain tests required under the Internal Revenue Code (the "Code"). For 1998, the Code limit on before-tax contributions was $10,000.

   The Company matches an amount equal to 50% of a member's savings, up to the first 6%. Member savings in excess of 6% are supplemental savings that are not matched by Company contributions. Matching Company contributions are invested in the same investment funds as the member's own contributions. The member's contributions and the Company's matching contributions are forwarded monthly to the plan trustee.

   MEMBER ACCOUNTS

   Each member's account is credited with the member's contribution and allocations of the Company's contributions and Plan earnings.


CONTINUED                                                                     6

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

   VESTING

   Members are 100% vested in the Company matching contributions after the third year of employment. Notwithstanding the foregoing statement, a member becomes fully vested in their Company contribution account upon retirement, disability, or death.

   INVESTMENT FUNDS

   Contributions for member savings shall be invested in selected investment funds, in multiples of 5%. All dividends and earnings from funds are reinvested in that same fund. However, dividends paid on common stock in the IMS Health Legacy Fund may be held in a short-term investment fund.

        S&P 500 EQUITY INDEX FUND - A fund invested in the common stock of companies included in the Standard & Poor's 500 Stock Index. There are 1,874 members invested in this fund as of December 31, 1998.

        NIELSEN MEDIA RESEARCH, INC. COMMON STOCK FUND - A fund invested in the common stock of Nielsen Media Research, Inc. This fund, formerly known as the Cognizant Common Stock Fund, had been invested in Cognizant Corporation prior to June 30, 1998. There are 1,151 members invested in this fund as of December 31, 1998.

        SPECIAL FIXED INCOME FUND - A fund invested in guaranteed investment contracts (GICs) with one or more insurance companies and/or financial institutions selected by the Company. The insurance companies and/or financial institutions contract to repay both principal and a specific rate of return, from 4.88% to 7.30% with maturity dates from April 1, 1999 to October 1, 2003. The average yield for the year ended December 31, 1998 and 1997 was 6.68% and 6.64%, respectively. The contract values of the guaranteed investment contracts approximate their fair market value. There are 1,432 members in this fund as of December 31, 1998.

        IMS HEALTH LEGACY COMMON STOCK FUND - A fund consisting of shares of IMS Health common stock. There are 984 members in this fund. This is a temporary fund established for the spinoff of IMS Health. No additional members are eligible to participate. However, current members may sell their shares at any time.

        SMALL COMPANY EQUITY INDEX FUND - A fund invested in common stocks in the U.S. equity market that are not included in the Standard & Poor's 500 (S&P 500) Stock Index. There are 748 members in this fund as of December 31, 1998.

        INTERNATIONAL EQUITY INDEX FUND - A fund invested in a portfolio of securities traded outside the United States. Investment selections are based on the Europe, Australia and Far East Index. There are 563 members in this fund as of December 31, 1998.

        BALANCED INDEX FUND - A fund comprised of 60% equity stocks (S&P 500) and 40% U.S. debt instruments. There are 463 members in this fund as of December 31, 1998.

        The following investments represent 5% or more of net assets available for benefits: (dollar amounts in thousands)

                                                         DECEMBER 31,
                                                    ----------------------
                                                      1998          1997
                                                    -------       --------
        S&P 500 Equity Index Fund .............     $43,076       $63,753
        Special Fixed Income Fund .............     $23,923       $42,691
        IMS Health Legacy Common Stock Fund ...     $ 7,953          --
        Cognizant Common Stock Fund............        --         $ 8,392
        Small Company Equity Index Fund........        --         $ 7,290


 CONTINUED                                                                     7

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

   MEMBERS LOANS

   Members may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. The maximum loan term is 57 months or up to 117 months for the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at the prime rate as published in The Wall Street Journal plus 2%. Principal and interest is collected ratably through monthly payroll deductions.

   PAYMENTS OF BENEFITS

   On termination of service due to death, disability, retirement or other reasons, a member may elect to receive either a lump sum amount equal to the value of the member's vested interest in his or her account or, subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

   FORFEITURES

   Forfeitures of terminated members' nonvested contributions are applied to reduce future Company contributions. Forfeitures for the year ended December 31, 1998 were approximately $94,000 and were recorded net of contributions.

   ADMINISTRATIVE EXPENSES

   Transaction and investment manager fees for each fund are charged against the Plan's assets. Trustee fees and other expenses of administering the Plan are borne by the Company. These fees are netted against net appreciation/(depreciation) as they are immaterial.

2. ACCOUNTING POLICIES:

   The financial statements of the Plan are prepared under the accrual method of accounting. The Plan's financial statements have been prepared in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

   The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the

CONTINUED                                                                      8

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN near term could materially affect members' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

   The Plan's guaranteed investment contracts are stated at contract values, which represent the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Mutual funds are valued at the net asset values reported by the funds. The Company's common stock and the IMS Health's common stock are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3. FEDERAL INCOME TAX:

   The Plan obtained its determination letter on March 19, 1998 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. The Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. PLAN TERMINATION:

   While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the Code which state that, in such event, all members of the Plan shall be fully vested in the amounts in their accounts. In the event of Plan termination, members will become 100% vested in the Company's contribution portion of their accounts.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits at December 31, 1998 and 1997 per the financial statements to the Form 5500 (dollar amounts in thousands):


                                                                               1998           1997
                                                                              -------       --------
Net assets available for benefits per the financial statements ........       $90,250       $139,159
Amounts allocated to withdrawing members ..............................           252            438
                                                                              -------       --------
Net assets available for benefits per the Form 5500 ...................       $89,998       $138,721
                                                                              =======       ========



CONTINUED                                                                      9

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

   The following is a reconciliation of benefits paid to members for the year ended December 31, 1998 per the financial statements to the Form 5500:







 Benefits paid to members per the financial statements .........    $6,687
 Amounts allocated to withdrawing members ......................       252
                                                                    ------
 Benefits paid to members per the Form 5500 ....................    $6,939
                                                                    ======

   Amounts allocated to withdrawing members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998, but not yet paid as of that date.

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1998
(DOLLAR AMOUNT IN THOUSANDS)


              DESCRIPTION OF ASSET                                 COST            FAIR VALUE
----------------------------------------------------            ----------         ----------
BT Pyramid Directed Account Cash Fund                            $   113            $   113
BZW Barclays Money Market for EBT                                      1                  1
BZW Equity Index Fund                                                 83                 93
Wells Fargo Equity Index Fund                                     19,609             44,978
Wells Fargo U.S. Debt Fund                                         1,088              1,182
BGI Extended Equity Market Fund                                    3,461              4,010
BGI EAFE Equity Index Fund                                         2,206              2,483
BGI Miscellaneous Fund                                                 7                 10
Nielsen Media Research, Inc. Common Stock                          1,407              2,421
IMS Health Common Stock                                            6,118              7,890
Participant Loans (Rate 8.00%-12.50%)                                 --              2,558

GUARANTEED INVESTMENT CONTRACTS:
  Allstate Rate - 6.24%, matures on 4/1/2002                       1,012              1,012
  Allstate Rate - 4.88%, matures on 10/1/2002                      1,561              1,561
  John Hancock - Rate 6.22%, matures on 4/3/2000                     888                888
  John Hancock - Rate 5.66%, matures on 4/2/2001                   1,616              1,616
  John Hancock - Rate 6.12%, matures on 4/2/2001                   2,066              2,066
  John Hancock - Rate 6.01%, matures on 4/1/2002                   1,074              1,074
  Metropolitan Life - Rate 7.30%, matures on 4/1/1999                931                931
  Metropolitan Life - Rate 6.20%, matures on 10/1/1999             1,102              1,102
  Metropolitan Life - Rate 6.15%, matures on 10/2/2000               429                429
  Metropolitan Life - Rate 6.75%, matures on 10/2/2000             1,033              1,033
  Metropolitan Life - Rate 6.08%, matures on 10/1/2001             2,285              2,285
  New York Life - Rate 7.19%, matures on 10/1/1999                   540                540
  New York Life - Rate 6.25%, matures on 4/3/2000                    660                660
  New York Life - Rate 7.17%, matures on 10/1/2003                 3,418              3,418
  Principal Mutual - Rate 7.24%, matures on 9/30/1999                698                698
  Principal Mutual - Rate 6.40%, matures on 10/1/2000                998                998
  Principal Mutual - Rate 7.22%, matures on 9/30/2003              3,563              3,563
                                                                   -------            -------
        Total Investments                                        $57,967            $89,613
                                                                 =======            =======

NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

ITEM 27d (PART I) -- SCHEDULE OF 5% REPORTABLE INDIVIDUAL TRANSACTIONS BY ISSUE

FOR THE YEAR ENDED DECEMBER 31, 1998

                                                               SELLING/
                                          PURCHASE/           FAIR VALUE         NET GAIN
                                           COST OF           OF ASSETS ON           OR
     SECURITY DESCRIPTION                  ASSET             TRANSACTION           LOSS
--------------------------------        ------------        -------------        --------
BT Pyramid Directed Account Cash
  Account Fund
Sold on 08/03/1998                       $22,904,402         $22,904,402             --
Purchased on 07/31/1998                   22,884,969



NIELSEN MEDIA RESEARCH, INC. SAVINGS PLAN

ITEM 27d (PART II) - SCHEDULE OF 5% REPORTABLE CUMULATIVE TRANSACTIONS BY ISSUE

FOR THE YEAR ENDED DECEMBER 31, 1998


                                                      DISPOSED                         ACQUIRED
                                            -----------------------------     --------------------------
  SECURITY DESCRIPTION             SALES       PROCEEDS        GAIN/LOSS      PURCHASES         COST
------------------------          ------    -------------     -----------     ---------     ------------
BT Pyramid Directed
  Account Cash Funds                216      $53,431,750      $   --             306         $50,606,431

Wells Fargo Equity Index             10        1,340,413         518,712          48           9,564,961

IMS Health Incorporated
  Common Stock                       13       13,907,973       5,487,219           2           7,159,330





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